--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               -------------------
                               AMENDMENT NO. 3 TO
                                   SCHEDULE TO
                                 (RULE 14D-100)
                             TENDER OFFER STATEMENT
                 PURSUANT TO SECTION 14(d)(1) OR 13(e)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                               -------------------
                                DATA TRANSMISSION
                               NETWORK COPORATION
                       (NAME OF SUBJECT COMPANY (ISSUER))
                               -------------------
                     VS&A COMMUNICATIONS PARTNERS III, L.P.
                           DTN ACQUISITION CORPORATION
                                  VS&A-DTN, LLC
                      (NAMES OF FILING PERSONS (OFFERORS))
                               -------------------
                         COMMON STOCK, $0.001 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)
                                    238017017
                         (CUSIP NUMBER OF COMMON STOCK)
                                -----------------
                               JONATHAN D. DRUCKER
                                  VS&A-DTN, LLC
                                 350 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 935-4990
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
         RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)
                               -------------------
                                    COPY TO:
                                BERTRAM A. ABRAMS
                               PROSKAUER ROSE LLP
                                  1585 BROADWAY
                            NEW YORK, NEW YORK 10036
                               -------------------
                            CALCULATION OF FILING FEE

========================================= ======================================
         TRANSACTION VALUATION*                     AMOUNT OF FILING FEE
----------------------------------------- --------------------------------------
             $396,776,724                                 $79,355
========================================= ======================================
* Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 13,681,956 shares of common stock, $0.001 par value (the "Shares"), of Data Transmission Network Corporation, at a price per Share of $29.00 in cash. Such aggregate number of Shares represents all the Shares outstanding on a fully-diluted basis as of March 1, 2000. The amount of the filing fee, calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

          Amount Previously Paid: $79,355          Filing Party: VS&A Communications
                                                                  Partners III, L.P.
                                                                 DTN Acquisition Corporation
                                                                 VS&A-DTN, LLC
          Form or Registration No.: Schedule TO    Date Filed: March 17, 2000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:
        [X]  third-party tender offer subject to Rule 14d-1.
        [ ]  issuer tender offer subject to Rule 13e-4.
        [ ]  going-private transaction subject to Rule 13e-3.
        [X]  amendment to schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]
--------------------------------------------------------------------------------

CUSIP No. 238017017                                          Page 2  of 10 Pages


________________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     VS&A Communication Partners III, L.P.                       EIN: 13-4032659
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a)  [_]
                                                                        (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)


     Not Applicable
________________________________________________________________________________
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    0
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          11,731,322
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    0
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    11,731,322
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     11,731,322
________________________________________________________________________________
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)

                                                                             [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


        97%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)


             PN
________________________________________________________________________________

CUSIP No. 238017017                                          Page 3  of 10 Pages


________________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     VS&A Equities III, L.P.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a)  [_]
                                                                        (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)


     Not Applicable
________________________________________________________________________________
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    0
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          11,731,322
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    0
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    11,731,322
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     11,731,322
________________________________________________________________________________
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)

                                                                             [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


        97%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)


             OO
________________________________________________________________________________

CUSIP No. 238017017                                          Page 4  of 10 Pages


________________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     John J. Veronis
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a)  [_]
                                                                        (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)


     Not Applicable
________________________________________________________________________________
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     United States
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    0
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          11,731,322
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    0
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    11,731,322
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     11,731,322
________________________________________________________________________________
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)

                                                                             [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


        97%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)


             OO
________________________________________________________________________________

CUSIP No. 238017017                                          Page 5  of 10 Pages


________________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     John S. Suhler
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a)  [_]
                                                                        (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS (See Instructions)


     Not Applicable
________________________________________________________________________________
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     United States
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    0
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          11,731,322
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    0
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    11,731,322
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     11,731,322
________________________________________________________________________________
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)

                                                                             [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


        97%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)


             IN
________________________________________________________________________________

CUSIP No. 238017017                                          Page 6  of 10 Pages


________________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Jeffrey T. Stevenson
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a)  [_]
                                                                        (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS (See Instructions)


     Not Applicable
________________________________________________________________________________
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     United States
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    0
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          11,731,322
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    0
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    11,731,322
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     11,731,322
________________________________________________________________________________
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)

                                                                             [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


        97%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)


             IN
________________________________________________________________________________

CUSIP No. 238017017                                          Page 7  of 10 Pages


________________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     S. Gerard Benford
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a)  [_]
                                                                        (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS (See Instructions)


     Not Applicable
________________________________________________________________________________
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     United States
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    0
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          11,731,322
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    0
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    11,731,322
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     11,731,322
________________________________________________________________________________
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)

                                                                             [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


        97%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)


             IN
________________________________________________________________________________

CUSIP No. 238017017                                          Page 8  of 10 Pages


________________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Martin I. Visconti
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a)  [_]
                                                                        (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS (See Instructions)


     Not Applicable
________________________________________________________________________________
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     United States
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    0
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          11,731,322
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    0
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    11,731,322
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     11,731,322
________________________________________________________________________________
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)

                                                                             [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


        97%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)


             IN
________________________________________________________________________________

        This Amendment No. 3, constituting the final amendment (this "Amendment"), amends and supplements the Schedule TO filed with the Securities and Exchange Commission on March 17, 2000, as amended (the "Schedule TO") by VS&A Communications Partners III, L.P., a Delaware limited partnership ("Parent"), VS&A-DTN, LLC, a Delaware limited liability company and DTN Acquisition Corporation, a Delaware corporation ("Purchaser") and an indirect subsidiary of Parent. The Schedule TO relates to the offer to purchase all of the outstanding shares of common stock par value $0.001 per share of Data Transmission Network Corporation, a Delaware corporation (the "Company") (the "Shares"), at a purchase price of $29.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 17, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which were filed as Exhibits (a)(1) and
(a)(2), respectively, to the Schedule TO. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase or in the Schedule TO.

        This Amendment also amends the Schedule 13D of Parent, VS&A Equities III, L.L.C., John J. Veronis, John S. Suhler, Jeffrey T. Stevenson, S. Gerard Benford, and Martin I. Visconti filed with the Securities and Exchange Commission on March 13, 2000, which is incorporated herein by reference.

        Reference is hereby made to the press release dated April 24, 2000, which is attached hereto as Exhibit (a)(10) and is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

        The response to Item 8 is amended and supplemented by the addition of the following:

        At 5:00 p.m. Eastern Standard Time, on Friday, April 21, 2000, the offer expired. Based on preliminary information provided by the Depositary, 11,731,322 Shares were validly tendered and not withdrawn pursuant to the Offer, which together represent approximately 97% of the outstanding Shares. Purchaser has accepted for payment all such Shares at the purchase price of $29.00 per Share, net to the seller in cash.

ITEM 12.       EXHIBITS.

        The response to Item 12 is amended to add the following exhibit:

(a)(10) Press Release issued by Parent dated April 24, 2000.

                                    SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 24, 2000                      DTN ACQUISITION CORPORATION

                                            By:   /s/Martin I. Visconti
                                                  Name:  Martin I. Visconti
                                                  Title:  Vice President


                                            VS&A-DTN, LLC

                                            By:  VS&A COMMUNICATIONS
                                                  PARTNERS III, L.P.

                                            By:  VS&A EQUITIES III, L.L.C.

                                            By:    /s/Martin I. Visconti
                                                   Name:  Martin I. Visconti
                                                   Title: Managing Member


                                            VS&A COMMUNICATIONS PARTNERS
                                              III, L.P.

                                            By:  VS&A EQUITIES III, L.L.C.

                                            By:     /s/Martin I. Visconti
                                                    Name:  Martin I. Visconti
                                                    Title: Managing Member

                                                                 Exhibit (a)(10)


        TENDER OFFER FOR DATA TRANSMISSION NETWORK CORPORATION COMPLETED

        New York, NY (April 24, 2000) - VS&A Communications Partners III, L.P. ("VS&A"), which is the private equity affiliate of the media merchant bank Veronis, Suhler & Associates, Inc. ("Veronis Suhler") announced today the successful completion of its tender offer to purchase all of the issued and outstanding shares of Data Transmission Network Corporation ("DTN") (NASDAQ:DTLN) for $29.00 net per share in cash.

        The tender offer expired at 5:00 p.m., Eastern Standard Time, on Friday, April 21, 2000. VS&A accepted for payment over approximately 11.7 million shares of DTN's common stock.

        As a result of the tender offer, VS&A now owns approximately 97% of DTN's outstanding shares of common stock. VS&A intends to promptly complete the acquisition by means of a second-step merger in which the remaining shareholders of DTN will receive $29.00 net per share in cash.

        Headquartered in Omaha, Nebraska, DTN is a leading business-to-business electronic commerce and information services company with more than 1,000 employees in eight locations across the U.S., and approximately 166,000 subscribers throughout the U.S. and Canada. DTN has served professional users in the agriculture, weather, energy and financial services industries since it was founded in 1984. For each of these business sectors, DTN provides its customers with targeted (proprietary and third party) time-sensitive information through a variety of distribution methods including Internet, satellite, leased lines and other technologies.

        Visit the DTN web site for company and investor information at WWW.DTN.COM.

        Since 1987, VS&A Communications Partners has managed three private equity funds, which have acquired more than 20 portfolio companies in the media, communications and information industries. Its third fund, VS&A Communications Partners III, L.P., capitalized at $1.0 billion, is the largest private equity fund dedicated exclusively to investments in the media, communications and information industries. Veronis, Suhler (WWW.VERONISSUHLER.COM) is a leading independent media industry merchant bank dedicated to the media, communications and information industries. Since its formation in 1981, the firm has acted as a financial advisor across the full spectrum of media industry segments including Broadcasting, Cable & Entertainment; Newspaper Publishing; Consumer Magazines; Business Information Services; Consumer, Professional & Educational Books; Business-to-Business Communications; Specialty Media & Marketing Services; and the Internet.

Contacts:
Data Transmission Network Corporation: 402-390-2328
Greg Sloma, President & COO
Brian Larson, CFO
Joe Urzendowski, Vice President/Operations

VS&A Communications Partners:
Allan Ripp, Ripp & Associates, 212-721-7468
Julie Farin, 212-935-4990